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                         July 9, 2020

       Denise Scots-Knight, Ph.D.
       Chief Executive Officer
       Mereo Biopharma Group PLC
       Fourth Floor
       One Cavendish Place
       London W1G 0QF UK

                                                        Re: Mereo Biopharma
Group PLC
                                                            Registration
Statement on Form F-3
                                                            Filed July 6, 2020
                                                            File No. 333-239708

       Dear Dr. Scots-Knight:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Abby
Adams at (202) 551-6902 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences